November 14, 2012

BY EDGAR

Ms. Cecilia Blye

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Braskem S.A. Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 10, 2012
File No. 1-14862

Dear Ms. Blye:

By letter dated November 6, 2012, the Securities and Exchange Commission (the “Commission”) provided certain comments on the annual report on Form 20-F filed on April 9, 2012 by Braskem S.A. (“Braskem” or the “Company”). This letter provides the Company’s responses to the Commission’s comments. For your convenience, we have reproduced below in italics the Commission’s comments and have provided responses immediately below the comments.

Comment

1.      Exhibit 9.1(A) to the Shareholders’ Agreement of BRK Investimentos Petroquímicos S.A. and Braskem S.A. that you filed under cover of Form 6-K on April 5, 2010 (the “Shareholder’s Agreement”), states that you seek to expand your production and marketing capacity of the entire product line in your petroleum sector in several countries, including Cuba. Your Form 20-F does not include disclosure regarding operations associated with Cuba. Cuba is designated by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and assets controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, if any, whether through direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Your response should describe any products, materials, equipment, technology, or services that you have provided or intend to provide into Cuba, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the government of Cuba or entities it controls.

Response to Comment

During the last three fiscal years and the subsequent interim period, the Company has not had, nor does it currently have or anticipate having, any contacts with Cuba, either through direct or indirect arrangements.

Exhibit 9.1(A) to the Shareholders’ Agreement lists Cuba in the context of numerous jurisdictions in which Braskem could conceivably expand its operations during the 35-year term of the Shareholders’ Agreement. This list is broadly drafted and includes numerous jurisdictions in which the Company does not, and has not had, contacts (including Cuba). This approach is intended to avoid amending or renegotiating the Shareholders’ Agreement in the future should the Company decide to expand its operations into any of those jurisdictions and applicable law, including the laws of the United States, so permits.

Comment

2.      Please discuss for us the materiality of your contacts with Cuba, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba.

Response to Comment

As noted in our response to Comment 1 above, the Company does not have any contacts with Cuba that pose a material investment risk to its security holders.

*  *  *

The Company hereby acknowledges that:

•         it is responsible for the adequacy and accuracy of the disclosure in its filings;

•         comments of the Commission staff, or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that any notice or orders issued in connection with this application be directed to Joel Benedito Junior.  Joel Benedito Junior may be contacted by telephone at +55-11-3576-9734 or via facsimile at +55-11-3576-9532.

*  *  *

If you have any questions or would like any further information, please contact Joel Benedito Junior at the number above or Mark O. Bagnall at 305-995-5225.

Very truly yours,

______/s/Joel Benedito Junior ____
Name:  Joel Benedito Junior
Title:    Accountant, Braskem S.A.

cc:        Pradip Bhaumik

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Mark Bagnall

            White & Case LLP